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                                                                                               EXHIBIT 12

KENTUCKY POWER COMPANY
Computation of Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

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                                                                                                  Twelve
                                                                                                  Months
                                                             Year Ended December 31,              Ended
                                                  1997      1998      1999      2000     2001     6/30/02
Fixed Charges:
  Interest on First Mortgage Bonds              $14,867   $13,936   $12,712   $ 9,503   $ 6,178   $ 4,032
  Interest on Other Long-term Debt                8,597    12,188    13,525    16,367    18,300    19,925
  Interest on Short-term Debt                     3,034     2,455     2,552     3,295     2,329     2,301
  Miscellaneous Interest Charges                    559       634       869     2,523     1,059       905
  Estimated Interest Element in Lease Rentals     1,700     1,500     1,200     1,700     1,200     1,200
     Total Fixed Charges                        $28,757   $30,713   $30,858   $33,388   $29,066   $28,363

Earnings:
  Net Income                                    $20,746   $21,676   $25,430   $20,763   $21,565   $27,240
  Plus Federal Income Taxes                       9,415     9,785    12,993    17,884     9,553    12,983
  Plus State Income Tax Expense (Credit)          2,190     2,096     2,784     2,457       489    (1,889)
  Plus Fixed Charges (as above)                  28,757    30,713    30,858    33,388    29,066    28,363
     Total Earnings                             $61,108   $64,270   $72,065   $74,492   $60,673   $66,697

Ratio of Earnings to Fixed Charges                 2.12      2.09      2.33      2.23      2.09      2.35
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